June 6, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3-9

Judiciary Plaza

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Trimeris, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

Form 10-Q for the quarter ended March 31, 2006

Filed May 10, 2006

File No. 000-23155

Dear Mr. Rosenberg

Further to our discussion with Keira Ino on May 30, 2006, we hereby request an extension of the deadline for our response to your letter dated May 24, 2006. We will provide our response as soon as practicable but no later than June 15, 2006.

Please feel free to contact us if you need any further information. Thank you.

Sincerely,

/s/ Robert R. Bonczek
Robert R. Bonczek
Chief Financial Officer